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EXHIBIT (12)

Computation of Ratios of Earnings to Fixed Charges
Year ended December 31,

	2015	2014	2013	2012	2011
Income before provision for income taxes and fixed charges (Note A)	$145,179,076	$158,919,435	$152,117,322	$137,251,581	$136,980,092

Fixed Charges:
Interest on long-term debt	$43,801,555	$40,636,896	$40,354,153	$40,192,347	$42,580,987
Interest on short-term debt	265,523	113,333	59,504	187,132	86,406
Other interest	1,035,399	989,627	1,064,869	1,087,719	(1,147,472)
Rental expense representative of an interest factor (Note B)	9,667,300	10,855,975	9,700,747	5,944,675	6,190,709

TOTAL FIXED CHARGES	$54,769,777	$52,595,831	$51,179,273	$47,411,873	$47,710,630
Ratio of earnings to fixed charges	2.65	3.02	2.97	2.89	2.87

  NOTE A:    For the purpose of determining earnings in the calculation of the ratio, net income has been increased by the provision for income taxes, non-operating income taxes and by the sum of fixed charges as shown above.

  NOTE B:    One-third of rental expense (which approximates the interest factor).

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Computation of Ratios of Earnings to Fixed Charges Year ended December 31,